N E W S R E L E A S E

December 24, 2009

UN Security Council Sanctions

Highlights

•

Sanctions on the State of Eritrea include arms embargo, certain travel restrictions and certain asset freezes

•

As yet no known impact to Nevsun or Bisha Project

•

Nevsun will monitor any new developments and any impact to its debt financing

Nevsun Resources Ltd. (NSU-TSX/AMEX) announces that the United Nations Security Council has on December 23, 2009 passed a resolution to place sanctions on the State of Eritrea in regards to an arms embargo, certain travel restrictions and asset freezes. A separate sanctions committee is responsible for designating the actions and parties to which the resolution applies. The implementation of this process may take some time and the details are not yet known. The resolution will be posted at the UN Security Council web site http://www.un.org/Docs/sc/unsc_resolutions09.htm

Nevsun has been operating in Eritrea for over ten years and has developed a strong relationship with the government of Eritrea. The State is a partner in the development of the Bisha mine and it has been a strong supporter of a responsible mining industry within the country. The State has honored all of its commitments in our business arrangement and Nevsun is very pleased to have the State as its partner.

Nevsun believes that these sanctions should not have any direct impact on the Company or its Bisha project in Eritrea as the Company is focused solely on the development of the Bisha project. It is however uncertain whether these sanctions could indirectly impact the Bisha debt facilities announced in July 2009. The Company is already in discussions with stakeholders to evaluate that possibility and has contemplated alternative finance sources if the sanctions do eventually negatively impact the debt facilities.

The Bisha project continues to be on track to commence operations in late 2010. Updates on the project will continue to be provided periodically.

Forward Looking Statements: The above contains forward-looking statements concerning the impact of the UN sanctions on the Company, its projects and debt facilities.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-13.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com